B2GOLD CORP.
Condensed Consolidated Interim Financial Statements
September 30, 2012 and 2011
(Unaudited)

B2GOLD CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of United States dollars, except shares and per share amounts)
(Unaudited)

	For the three	For the three	For the nine	For the nine
	months	months	months	months
	ended	ended	ended	ended
	Sep. 30, 2012	Sep. 30, 2011	Sep. 30, 2012	Sep. 30, 2011

Gold revenue	$67,065	$50,459	$188,268	$158,458

Cost of sales

Production costs	(23,911)	(15,350)	(66,998)	(54,078)
Depreciation and depletion	(8,255)	(5,720)	(22,309)	(18,249)
Royalties and production taxes (Note 9)	(2,256)	(3,126)	(6,137)	(8,746)
Other	-	(692)	-	(692)

Total cost of sales	(34,422)	(24,888)	(95,444)	(81,765)

Gross profit	32,643	25,571	92,824	76,693

General and administrative	(4,013)	(3,358)	(13,092)	(12,616)
Share-based payments (Note 7)	(2,951)	(4,013)	(13,754)	(5,245)
Accretion of mine restoration provisions	(441)	(332)	(1,334)	(886)
Foreign exchange gains (losses)	(396)	(2,031)	148	(865)
Other	(1,073)	(455)	(2,790)	216

Operating income	23,769	15,382	62,002	57,297

Community relations	(1,070)	(619)	(3,229)	(1,759)
Interest and financing costs	(65)	(61)	(130)	(543)
Other	(355)	(1,061)	(62)	(651)

Income before withholding and other taxes	22,279	13,641	58,581	54,344

Current income and withholding taxes (Note 9)	(6,050)	(1,393)	(10,727)	(3,272)
Deferred income tax	(1,753)	(3,212)	(6,895)	(15,609)

Net income for the period	$14,476	$9,036	$40,959	$35,463

Attributable to:
Shareholders of the Company	$14,476	$9,036	$40,959	$35,463
Non-controlling interests	-	-	-	-

Net income for the period	$14,476	$9,036	$40,959	$35,463

Earnings per share (attributable to shareholders of the Company)
Basic	$0.04	$0.03	$0.11	$0.11
Diluted	$0.04	$0.03	$0.10	$0.10

Weighted average number of common shares outstanding (in thousands)
Basic	387,095	339,541	383,057	336,347
Diluted	394,355	346,267	390,387	342,161

See accompanying notes to consolidated financial statements.

B2GOLD CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three	For the three	For the nine	For the nine
	months	months	months	months
	ended	ended	ended	ended
	Sep. 30, 2012	Sep. 30, 2011	Sep. 30, 2012	Sep. 30, 2011

Operating activities

Net income for the period	$14,476	$9,036	$40,959	$35,463
Mine restoration provisions settled	(337)	(265)	(3,230)	(796)
Non-cash charges (credits)
Depreciation and depletion	8,255	5,720	22,309	18,249
Share-based payments	2,951	4,013	13,754	5,245
Deferred income tax expense	1,753	3,212	6,895	15,609
Accretion of mine restoration provisions	441	332	1,334	886
Unrealized derivative (gains) losses	108	-	(218)	-
Income tax expense on expired warrants	-	(2,182)	-	(2,182)
Amortization of deferred financing costs	-	-	-	358
Other	771	105	1,472	737

Cash provided by operating activities before changes in non-cash working capital	28,418	19,971	83,275	73,569

Changes in non-cash working capital	773	(2,345)	(12,316)	(5,248)

Cash provided by operating activities after changes in non-cash working capital	29,191	17,626	70,959	68,321

Financing activities
Common shares issued for cash (Note 7)	177	2,257	7,390	7,242
Interest & commitment fees paid	(65)	(61)	(129)	(235)
Repayment of related party loans	-	(21)	(9)	(21)

Cash provided by financing activities	112	2,175	7,252	6,986

Investing activities
Libertad Mine, development & sustaining capital	(5,525)	(5,160)	(22,890)	(23,033)
Libertad Mine, Jabali development	(3,894)	(4,476)	(8,547)	(4,476)
Limon Mine, development & sustaining capital	(5,449)	(4,507)	(16,891)	(15,919)
Purchase of long-term investment (Note 6)	-	-	(5,068)	-
Libertad, exploration	(819)	(3,489)	(5,493)	(7,537)
Limon, exploration	(1,046)	(1,001)	(3,484)	(2,603)
Gramalote, exploration and development	(10,043)	(4,079)	(18,887)	(10,280)
Otjikoto, exploration and development	(2,731)	-	(14,974)	-
Calibre, exploration	(1,532)	(182)	(3,678)	(879)
Mocoa, exploration	(1,224)	(30)	(2,859)	(203)
Trebol & Pavon, exploration	(618)	(475)	(2,146)	(1,914)
Cebollati, exploration	(420)	(1,413)	(1,616)	(3,653)
Other	(183)	(281)	(813)	(1,250)

Cash used by investing activities	(33,484)	(25,093)	(107,346)	(71,747)

Increase (decrease) in cash and cash equivalents	(4,181)	(5,292)	(29,135)	3,560

Cash and cash equivalents, beginning of period	77,338	78,864	102,292	70,012

Cash and cash equivalents, end of period	$73,157	$73,572	$73,157	$73,572

Supplementary cash flow information (Note 10)

See accompanying notes to consolidated financial statements.

B2GOLD CORP.

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at	As at
	September 30,	December 31,
	2012	2011

Assets
Current
Cash and cash equivalents	$73,157	$102,292
Accounts receivable and prepaids	8,619	6,372
Value-added and other tax receivables	18,288	14,149
Inventories (Note 4)	32,529	26,695
Unrealised fair value of derivative assets	218	-
	132,811	149,508
Mining interests (Note 5 and Note 14 - Schedules)	503,101	412,537
Investment (carried at quoted market value) (Note 6)	3,441	-
Other assets	1,334	996
	$640,687	$563,041

Liabilities
Current
Accounts payable and accrued liabilities	$17,427	$22,610
Current taxes payable	7,189	6,254
Current portion of mine restoration provisions	1,237	1,376
Related party loans	72	81
	25,925	30,321
Mine restoration provisions	24,350	26,731
Deferred income taxes	33,533	26,638
Employee benefits accrual	4,876	4,017
	88,684	87,707
Equity
Shareholders’ equity
Share capital (Note 7)
Issued: 392,744,807 common shares (Dec 31, 2011 – 382,494,656)	466,745	435,048

Contributed surplus	32,254	22,712
Accumulated other comprehensive income	(5,398)	-
Retained earnings	54,590	13,631
	548,191	471,391
Non-controlling interests	3,812	3,943
	552,003	475,334
	$640,687	$563,041

Proposed business combination (Note3)
Subsequent event (Note 13)

Approved by the Board	“Clive T. Johnson”	Director	“Robert J. Gayton”	Director

See accompanying notes to consolidated financial statements.

B2GOLD CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in thousands of United States dollars, except shares and per share amounts)
(Unaudited)

	For the three	For the three	For the nine	For the six
	months	months	months	months
	ended	ended	ended	ended
	Sep. 30, 2012	Sep. 30, 2011	Sep. 30, 2012	Sep. 30, 2011

Net income for the period	$14,476	$9,036	$40,959	$35,463

Other comprehensive income (loss)

Cumulative translation adjustment	(2,288)	-	(3,771)	-
Unrealized gain (loss) on investment (Note 6)	337	-	(1,627)	-

Comprehensive income (loss) for the period	(1,951)	-	(5,398)	-

Total comprehensive income for the period	12,525	9,036	35,561	35,463

See accompanying notes to consolidated financial statements.

B2GOLD CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of United States dollars)
(Unaudited)

		2012

				Accumulated
				other	Non-
	Share	Contributed	Retained	comprehensive	controlling	Total
	capital	surplus	earnings	income	interests	equity

Balance at December 31, 2011	$435,048	$22,712	$13,631	$-	$3,943	$475,334

January 1, 2012 to September 30, 2012:
Net income for the period	-	-	40,959	-	-	40,959
Cumulative translation adjustment	-	-	-	(3,771)	(131)	(3,902)
Unrealized loss on investment	-	-	-	(1,627)	-	(1,627)
Shares issued for cash:
Exercise of stock options	3,923	-	-	-	-	3,923
Exercise of warrants	3,458	-	-	-	-	3,458
Incentive Plan	9	-	-	-	-	9
Shares issued for Trebol & Pavon	16,814	-	-	-	-	16,814
Shares issued on vesting of RSU	2,902	(2,902)	-	-	-	-
Share based payments - expensed	-	13,754	-	-	-	13,754
Share based payments – capitalized to mining interests	-	3,281	-	-	-	3,281
Transfer to share capital the fair value assigned to stock options & warrants exercised from contributed surplus	4,591	(4,591)	-	-	-	-

Balance at September 30, 2012	$466,745	$32,254	$54,590	$(5,398)	$3,812	$552,003

		2011

				Accumulated
				other	Non-
	Share	Contributed	Retained	comprehensive	controlling	Total
	capital	surplus	earnings	income	interests	equity

Balance at December 31, 2010	$312,829	$19,971	$(42,669)	$-	$-	$290,131

January 1, 2011 to September 30, 2011:
Net income for the period	-	-	35,463	-	-	35,463
Shares issued for cash:
Exercise of stock options	5,207	-	-	-	-	5,207
Exercise of warrants	2,014	-	-	-	-	2,014
Incentive plan	21					21
Shares issued for finders’ fee	150					150
Share based payments - expensed	-	5,245	-	-	-	5,245
Share based payments – capitalized to mining interests	-	436	-	-	-	436
Income tax on expired warrants		(2,182)				(2,182)
Transfer to share capital the fair value assigned to stock options & warrants from contributed surplus	6,399	(6,399)	-	-	-	-

Balance at September 30, 2011	$326,620	$17,071	$(7,206)	$-	$-	$336,485

October 1, 2011 to December 31, 2011:
Net income for the period	-	-	20,837	-	-	20,837
Shares issued for Auryx Gold	107,435	-	-	-	-	107,435
Shares issued for cash:
Exercise of stock options	701	-	-	-	-	701
Exercise of warrants	-	-	-	-	-	-
Share based payments - expensed	-	945	-	-	-	945
Share based payments – capitalized to mining interests	-	45	-	-	-	45
Stock options & warrants issued on Auryx Gold acquisition	-	4,943	-	-	-	4,943
Non-controlling interest acquired on Auryx Gold acquisition	-	-	-	-	3,943	3,943
Transfer to share capital the fair value assigned to stock options & warrants exercised from contributed surplus	292	(292)	-	-	-	-

Balance at December 31, 2011	$435,048	$22,712	$13,631	$-	$3,943	$475,334

See accompanying notes to consolidated financial statements.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1	Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with mining operations in Nicaragua, exploration and development projects in Namibia and Colombia and a portfolio of exploration assets in Colombia, Namibia, Nicaragua and Uruguay. The Company operates the Libertad Mine and the Limon Mine in Nicaragua. B2Gold has a 92% interest in the Ojtikoto gold project in Namibia, a 49% interest in the Gramalote property in Colombia and an 80% interest in the Cebollati property in Uruguay, and has a 100% interest in the Trebol and Pavon properties (Note 5) in Nicaragua, the Bellavista property in Costa Rica and a 30% interest in the Quebradona property in Colombia. The Company also has options to earn an interest in a joint venture in Nicaragua with Calibre Mining Corp. and two joint ventures in Nicaragua with Radius Gold Inc. (“Radius”).

On September 18, 2012, B2Gold entered into a merger implementation agreement (“Merger Agreement”) with CGA Mining Limited (“CGA”), more fully described in Note 3, pursuant to which B2Gold agreed to acquire all of the issued and outstanding securities of CGA, resulting in the acquisition of CGA by B2Gold.

B2Gold is a public company which is listed on the Toronto Stock Exchange (“TSX”), the Namibian Stock Exchange and the OTCQX International. B2Gold’s head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1.

2	Basis of preparation

The Company is following the same accounting policies and methods of computation in these condensed consolidated interim financial statements as it did in the audited consolidated financial statements for the year ended December 31, 2011.

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2011, which have been prepared in accordance with IFRS as issued by the IASB.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 13, 2012.

3	Proposed business combination

On September 18, 2012, B2Gold and CGA entered into the Merger Agreement, the terms of which provide that CGA shareholders will receive 0.74 B2Gold common shares for each existing CGA ordinary share held. B2Gold will also acquire all of the outstanding CGA stock options (the “CGA Options”) and issue B2Gold shares as consideration for the cancellation of the options based on the in- the-money amount of such CGA options and the closing price of the CGA shares on September 17, 2012 (the “Option Consideration”).

The parties expect that the transaction will be structured as an acquisition of ordinary shares of CGA by way of a scheme of arrangement under the Australian Corporations Act 2001 (“Scheme”). Upon completion of the Scheme, existing B2Gold shareholders and CGA shareholders will own approximately 62% and 38%, respectively, of the B2Gold common shares.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

There are currently 337.9 million common shares of CGA issued and outstanding and B2Gold expects to issue an aggregate of up to 250 million common shares in connection with the Scheme. In addition, it is expected that the cancellation of the CGA Options will result in the issuance of approximately 2 million B2Gold common shares.

The Scheme is subject to regulatory, Australian Court, shareholder, and third party approvals, together with other customary conditions. Regulatory approvals include approval by the Australian Foreign Investment Review Board, and Australian Stock Exchange and Toronto Stock Exchange approvals in respect of the issue of new B2Gold common shares under the Scheme and as the Option Consideration. The transaction is expected to close on or prior to January 31, 2013.

The business combination will be accounted for using the acquisition method, with B2Gold as the acquirer of CGA.

4	Inventories

	As at	As at
	September 30,	December 31,
	2012	2011
	$	$

Gold and silver bullion	5,735	8,598
In-process inventory	3,817	2,753
Ore stock-pile inventory	470	223
Materials and supplies	22,507	15,121

	32,529	26,695

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

5	Mining interests

	As at	As at
	September 30,	December 31,
	2012	2011
	$	$

Property, plant & equipment (depletable)
Libertad Mine (including Jabali), Nicaragua
Cost	208,620	172,568
Accumulated depreciation and depletion	(44,678)	(28,773)

	163,942	143,795

Limon Mine, Nicaragua
Cost	92,990	72,229
Accumulated depreciation and depletion	(23,339)	(16,719)

	69,651	55,510

Mineral properties (non-depletable)
Otjikoto, Namibia	111,691	102,804
Mocoa, Colombia	26,765	23,795
Trebol & Pavon, Nicaragua	23,872	4,667
Cebollati, Uruguay	7,502	5,565
Calibre, Nicaragua	5,386	1,590
Other	1,067	228

	176,283	138,649

Corporate & other
Bellavista, Costa Rica	2,599	3,071
Office, furniture and equipment, net	677	732

	3,276	3,803

	413,152	341,757

Investments (incorporated joint ventures) accounted for using the equity method
Gramalote, Colombia	88,748	69,579
Quebradona, Colombia	1,201	1,201

	89,949	70,780

	503,101	412,537

Trebol and Pavon properties

On April 9, 2012, the Company and Radius announced that the two companies had entered into a binding letter agreement pursuant to which the Company agreed, among other things, to acquire a 100% interest in the Trebol and Pavon gold properties in Nicaragua in consideration of Cdn.$20 million, payable in 4,815,894 common shares of B2Gold (calculated at a price per share of Cdn.$4.15 based on the volume weighted average price of B2Gold’s common shares on the TSX for the ten trading days immediately preceding the date of the letter agreement). In addition, the Company has agreed to make contingent payments to Radius of $10 per ounce of gold on 40% of any proven and probable mineral reserves in excess of 500,000 ounces (on a 100% basis) on the Trebol property. Based on a previous joint venture agreement with Radius, the Company had earned a 60% interest in the Trebol and Pavon properties by expending a total of $4 million on exploration, resulting in a 60% - 40% B2Gold – Radius joint venture. The parties entered into a definitive share purchase agreement dated July 24, 2012 and completed the transaction on August 10, 2012.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

In connection with the transaction, the Company and Radius terminated all other aspects of the existing option and joint venture arrangements entered into between the parties in December 2009 in respect of the Trebol, Pavon and San Pedro exploration properties.

The Company and Radius have also entered into a joint venture agreement on 60% - 40% basis with respect to each of the San Jose and La Magnolia properties in Nicaragua and continue jointly exploring the properties with the Company and Radius contributing 60% and 40% respectively, of the exploration expenditures of each joint venture.

Under IFRS, the actual measurement date of the purchase price occurs on the date the consideration is paid. Consequently, for accounting purposes, the acquisition cost of the Trebol and Pavon properties was $16.9 million, consisting of $16.8 million, the fair value of 4,815,894 B2Gold shares issued on August 10, 2012 at Cdn.$3.46 per share (the closing share price of B2Gold shares on August 10, 2012), plus B2Gold transaction costs of $0.1 million.

6	Investment

On May 2, 2012, the Company acquired 20 million units (the “Units”) of Calibre Mining Corp. (“Calibre”) at a price of Cdn. $0.25 per Unit for a total investment of Cdn.$5 million pursuant to a subscription agreement between the parties. Each Unit is comprised of one common share of Calibre and one-half of one share purchase warrant. Each whole warrant entitles the holder thereof to acquire one common share of Calibre at a price of Cdn. $0.50 per share for a period of twelve months from the date of issuance. Upon completion of this acquisition, the Company owned 20 million common shares, representing approximately 10.6% of the issued and outstanding common shares of Calibre.

The Company’s investment in Calibre has been designated as an “available-for-sale” investment. Investments classified as “available-for-sale” are reported at fair market value based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income/ loss. For the nine months ended September 30, 2012, the Company recorded an unrealized loss on its investment in Calibre of approximately $1.6 million (based on the closing share price of Calibre on September 30, 2012 at Cdn.$0.17 per share), included in other comprehensive income/ loss. Subsequent to September 30, 2012, Calibre’s share price had increased to Cdn.$0.25 per share on November 13, 2012.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

7	Capital stock

	For the nine months		For the year
	ended		ended
	September 30, 2012		December 31, 2011

	Shares	Amount	Shares	Amount
	(‘000’s)	$	(‘000’s)	$

Balance, beginning of period	382,495	435,048	337,570	312,829

Issued during the period:
Auryx Gold acquisition, December 22, 2011	-	-	37,187	107,435
For Trebol & Pavon properties (Note 5)	4,816	16,814	-	-
For cash, on exercise of stock options	3,023	3,923	5,700	5,908
For cash, on exercise of warrants	1,613	3,458	2,000	2,014
For cash, Incentive Plan	-	9	-	21
On vesting of restricted share units	798	2,902	-	-
For finder’s fee	-	-	38	150
Transfer to share capital the fair value assigned to stock options/share purchase warrants exercised from contributed surplus	-	4,591	-	6,691

	10,250	31,697	44,925	122,219

Balance, end of period	392,745	466,745	382,495	435,048

Pursuant to a share purchase agreement with Radius dated 24 July 2012, the Company acquired a 100% interest in the Trebol and Pavon exploration properties in Nicaragua by issuing approximately 4.8 million common shares to Radius on August 10, 2012 (Note 5).

On December 22, 2011, B2Gold and Auryx Gold Corp. (“Auryx Gold”) completed the combination of the two companies by way of a plan of arrangement (the “Arrangement”). Under the terms of the Arrangement, B2Gold issued approximately 37.2 million common shares and paid cash of $0.2 million in exchange for all of the issued and outstanding common shares of Auryx Gold.

Stock options

During the three and nine months ended September 30, 2012, approximately 0.4 million and 10.6 million stock options, respectively, were granted to employees and directors with exercise prices ranging from Cdn.$3.06 to Cdn.$3.93 per share. These stock options have a term of five years and vest over a period of up to three years. The estimated fair value of these options totalling $15.2 million is being recognized over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of up to 1.21%, an expected life of up to 3.5 years, an expected volatility ranging from 58% to 69%, and a dividend yield rate of nil.

During the three and nine months ended September 30, 2011, approximately 0.8 million and 2.6 million stock options, respectively, were granted to employees with exercise prices ranging from Cdn.$2.31 per share to Cdn.$3.19 per share. These stock options have a term of five years. One-third of these options will vest every year over a three-year period. The estimated fair value of these options totalling approximately $3.8 million is being recognized over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of approximately 1.90%, an expected life of 3.5 years, an expected volatility ranging from 68% to 72%, and a dividend yield rate of nil.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Option pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate.

For the three months ended September 30, 2012, share-based payments expense, relating to the vesting of stock options, was $2 million (Q3 2011 - $4 million), net of $0.7 million (Q3 2011 - $0.3 million) capitalized to mining interests.

For the nine months ended September 30, 2012, share-based payments expense, relating to the vesting of stock options, was $8 million (2011 - $5.2 million), net of $2.6 million (2011 - $0.4 million) capitalized to mining interests.

The following table summarizes the information about stock options outstanding and exercisable at September 30, 2012:

	Number of	Weighted-
	outstanding	average
	options	exercise price
	(‘000’s)	(in Cdn.$)

Outstanding at December 31, 2010	15,629	1.35
Auryx Gold replacement options	3,176	2.49
Granted	3,002	2.90
Exercised	(5,700)	1.02
Forfeited or expired	(825)	3.52

Outstanding at December 31, 2011	15,282	1.90
Granted	10,591	3.13
Exercised	(3,023)	1.30
Forfeited or expired	(175)	3.17

Outstanding at September 30, 2012	22,675	2.55

During the nine months ended September 30, 2012, 3 million (2011 – 5 million) stock options were exercised. The weighted average share price at the time of exercise for the nine months ended September 30, 2012 was Cdn.$3.84 (2011 – Cdn.$3.36).

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Stock options outstanding and exercisable as at September 30, 2012 are as follows:

Range of exercise prices (in Cdn.$)	Number of outstanding options (‘000’s)	Weighted- average years to expiry	Weighted- average exercise price (in Cdn.$)	Number of exercisable options (‘000’s)	Weighted- average exercise price (in Cdn.$)

0.00 – 0.99	3,116	1.84	0.80	3,116	0.80
1.00 – 1.99	1,348	2.23	1.50	1,161	1.43
2.00 – 2.99	5,491	3.10	2.42	3,625	2.41
3.00 – 3.99	12,646	4.22	3.14	2,436	3.16
4.00 – 4.99	74	2.95	4.00	74	4.00

	22,675	3.50	2.55	10,412	2.01

Restricted share unit plan

On May 6, 2011, the Company’s Board of Directors approved a Restricted Share Unit Plan (the “RSU Plan”) whereby restricted share units (“RSU”) may be granted to directors, executive officers and employees of the Company. Adoption of the RSU Plan was part of the Company’s continuing effort to build upon and enhance long term shareholder value. The RSU Plan reflects the Company’s commitment to a long term incentive compensation structure that aligns the interests of its directors, executive officers and employees with the interests of its shareholders. Once vested, each RSU is redeemable for one common share entitling the holder to receive the common share for no additional consideration. The Company has reserved 8 million common shares for issuance under the RSU Plan.

On April 26, 2012, the Company granted approximately 2.4 million RSU. For the majority of the RSU granted, one-third of the RSU vested immediately on the day of grant, another one-third will vest one year from the grant date with the remainder vesting two years from the grant date. The total estimated fair value of the RSU granted was $8.7 million based on the market value of the Company’s shares at the grant date. The fair value of each RSU is recorded as a share-based payments expense (and either charged to operations or capitalized to mining interests) over the vesting period.

For the three months ended September 30, 2012, share-based payments expense, relating to the vesting of RSU, was $0.9 million (Q3 2011 - $nil), net of $0.1 million (Q3 2011 - $nil) capitalized to mining interests.

For the nine months ended September 30, 2012, share-based payments expense, relating to the vesting of RSU, was $4.1 million (2011 - $nil), net of $0.7 million (2011 - $nil) capitalized to mining interests.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

A summary of changes to RSU outstanding:

Number of
outstanding
RSU
(‘000’s)

Outstanding at December 31, 2011	-
Granted	2,401
Vested and converted to common shares	(798)

Outstanding at September 30, 2012	1,603

Incentive plan

On June 29, 2007, the Company established the B2Gold Incentive Plan (the “Incentive Plan”) for the benefit of directors, officers, employees and service providers of the Company and issued to the trustees of the Incentive Plan options to acquire 4.955 million common shares. On October 12, 2007, following the exercise of these options, an aggregate of 4.955 million common shares were issued to and paid for by the trustees of the Incentive Plan. These shares were held in trust by the trustees pursuant to the terms of the Incentive Plan. The Company is required under IFRS to consolidate the trust. The Company recognizes a share-based compensation expense with respect to these incentive shares, when these shares are granted to the ultimate beneficiaries by the trust. The proceeds received from the trustees have been classified as related party loans on the Consolidated Balance Sheet.

On May 28, 2012, 0.5 million common shares were awarded from the trust under the Incentive Plan to a senior employee, George Johnson, of the Company. In connection with the award, the Company recorded a share-based payments expense of $1.6 million (the market value of the shares on the date of the award). At September 30, 2012, 3.455 million common shares remain held in the Company’s Incentive Plan trust.

At the time the Incentive Plan was established, it was assumed that allocations from the Plan would occur outside the Company. The Company was controlled by individuals, who report the shares in the Plan on their Insiders Reports, and there is no requirement to consult the Company regarding distributions. It was also assumed, therefore, that any distribution would not be recorded by the Company. Furthermore, since these shares were issued from treasury in 2007 and held by the trust, this transaction has not resulted in any changes to the overall outstanding shares of the Company.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Share purchase warrants

A summary of changes to share purchase warrants outstanding:

	Number of	Weighted-
	outstanding	average
	warrants	exercise price
	(‘000’s)	(in Cdn.$)

Outstanding at December 31, 2010	23,400	3.54
Auryx Gold replacement warrants	2,129	2.71
Exercised	(2,000)	0.97
Expired	(21,400)	3.78

Outstanding at December 31, 2011	2,129	2.71
Exercised	(1,613)	2.17

Outstanding at September 30, 2012	516	4.34

On May 15, 2011, all of the 21.4 million warrants which had been issued to AngloGold on May 15, 2008 (pursuant to the “Agreement to Amend the Relationship, Farm-Out and Joint Venture Agreement and regarding Gramalote Limited and Other Matters”) expired unexercised.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

8	Derivative financial instruments

Starting in the second quarter of 2012, the Company entered into foreign currency contracts to manage its foreign currency exposure of forecasted expenditures denominated in Namibian dollars relating to the development of its Otjikoto project. As the Namibian dollar is pegged to the South African rand, the Company enters into foreign currency contracts between the South African rand and the United States dollar due to their greater liquidity.

At September 30, 2012, forward currency contracts totalling $15.5 million at an average rate of 8.5482 rand were outstanding with maturity dates ranging from October 2012 to July 2013. In addition, zero- cost put/call collar contracts totalling $11 million were outstanding with maturity dates ranging from October 2012 to December 2013 with an average floor price of 8.3152 rand and an average ceiling price of 8.7852 rand.

These derivative instruments were not designated as hedges by the Company and are marked to their market values at the end of each reporting period. Adjustments to the market value are included in the statement of operations. For the three and nine month periods ended September 30, 2012, the Company recorded an unrealized derivative loss of $0.1 million and an unrealized derivative gain of $0.2 million, respectively. In addition, for the three and nine month periods ended September 30, 2012, the Company recorded a realized derivative gain of $0.1 million and a realized derivative loss of $0.1 million, respectively.

The following is a summary, by maturity dates, of the Company’s foreign currency contracts outstanding as at September 30, 2012:

	Q4	Q1	Q2	Q3	Q4
	2012	2013	2013	2013	2013

Rand forward contracts:
- Notional amount	$4,500	$4,000	$6,000	$1,000	$-
- Average contract price	$8.67	$8.45	$8.53	$8.70	$-

Rand zero-cost collars:
- Notional amount	$5,000	$1,500	$1,500	$1,500	$1,500
- Average floor price	$8.31	$8.25	$8.25	$8.33	$8.44
- Average ceiling price	$8.65	$8.70	$8.85	$9.00	$9.00

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

9	Income and other taxes

In Nicaragua, the State is entitled to a proportional extraction royalty (“ad-valorem” tax) over the substances extracted from a mineral concession. The amount of ad-valorem tax is 3% for minerals. Under Nicaraguan law, the ad-valorem tax paid is considered a deductible expense for purposes of computing corporate income tax. However, when this law was enacted it included a grandfathering rule which allowed concessions granted prior to this law to continue operating under its existing regime. Under the mining law applicable to Desarrollo Minero de Nicaragua S.A. (“Desminic”), the Company’s indirect subsidiary which owns and operates the Libertad Mine, the amount paid as ad-valorem tax could be applied as a direct credit against corporate income tax.

On May 25 2012, the Nicaraguan tax administration notified Desminic that it accepted Desminic’s request to treat ad-valorem taxes paid by Desminic as direct credits against Desminic’s corporate income tax due, rather than as a deductible expense in computing its corporate income tax. Prior to the acceptance of Desminic’s request, the Company had taken a conservative position treating its ad-valorem payments as a deductible expense rather than as a tax credit. In the second quarter of 2012, the Company began recording these payments as tax credits. Ad-valorem taxes paid in the first quarter of 2012 of $1.3 million were also reclassified from royalty and production tax expense on the consolidated statement of operations to income tax credits (reducing estimated current taxes payable on the consolidated balance sheet).

The Company amended its 2011 and 2010 income tax returns for Desminic to report the ad- valorem taxes as direct credits. This resulted in a $1.7 million reduction in current income taxes and a $2.6 million reduction in deferred income taxes. These reductions were recorded in the second quarter of 2012.

The Company’s subsidiary which owns and operates the Limon Mine, Triton Minera S.A., continues to record its ad- valorem payments as a deductible expense rather than a tax credit as it operates under the new mining law.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

10	Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the table below:

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
	2012	2011	2012	2011
	$	$	$	$

Non-cash investing and financing activities:

Common shares issued for Trebol and Pavon properties (Note 7)	16,814	-	16,814	-

Stock-based compensation, capitalized to resource property interests	822	283	3,281	436

Common shares issued for finders’ fee	-	150	-	150

Accounts payable and accrued liabilities relating to resource property expenditures	(487)	-	-	-

11        Compensation of key management

Key management includes the Company’s directors, members of the Executive Committee and members of Senior Management. Compensation to key management included:

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	Sep. 30,	Sep. 30,	Sep. 30,	Sep. 30,
	2012	2011	2012	2011
	$	$	$	$

Salaries and short-term employee benefits	743	672	2,171	3,350
Share-based payments (Note 7)	811	3,570	5,449	3,603

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

12	Segmented information

The Company’s reportable operating segments are individual mine development projects or operations, being the Libertad Mine, Limon Mine, Otjikoto project and the Gramalote project. The Company’s reportable segments for the three and nine months ended September 30, 2012 and 2011 are summarized in the following tables.

		For the three months ended September 30, 2012
					Other
	Limon	Libertad	Otjikoto	Gramalote	Mineral	Corporate
	Mine	Mine	Project	Project	Properties	& Other	Total
	$	$	$	$	$	$	$

Gold revenue	22,154	44,911	-	-	-	-	67,065
Production costs	9,418	14,493	-	-	-	-	23,911
Depreciation & depletion	2,356	5,899	-	-	-	-	8,255
Net income (loss)	5,254	15,263	-	-	(152)	(5,889)	14,476
Capital expenditures	6,495	10,238	2,731	10,043	3,988	28	33,523

		For the three months ended September 30, 2011
					Other
	Limon	Libertad	Otjikoto	Gramalote	Mineral	Corporate
	Mine	Mine	Project	Project	Properties	& Other	Total
	$	$	$	$	$	$	$

Gold revenue	16,366	34,093	-	-	-	-	50,459
Production costs	6,870	8,480	-	-	-	-	15,350
Depreciation & depletion	1,610	4,110	-	-	-	-	5,720
Net income (loss)	5,864	10,425	-	-	-	(7,253)	9,036
Capital expenditures	5,508	13,125	-	4,079	1,729	1,006	25,447

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

		For the nine months ended September 30, 2012
					Other
	Limon	Libertad	Otjikoto	Gramalote	Mineral	Corporate
	Mine	Mine	Project	Project	Properties	& Other	Total
	$	$	$	$	$	$	$

Gold revenue	59,259	129,009	-	-	-	-	188,268
Production costs	26,682	40,316	-	-	-	-	66,998
Depreciation & depletion	6,732	15,577	-	-	-	-	22,309
Net income (loss)	12,696	49,941	-	-	(215)	(21,463)	40,959
Capital expenditures	20,375	36,930	14,974	18,887	11,132	65	102,363

		For the nine months ended September 30, 2011
					Other
	Limon	Libertad	Otjikoto	Gramalote	Mineral	Corporate
	Mine	Mine	Property	Property	Properties	& Other	Total
	$	$	$	$	$	$	$

Gold revenue	50,755	107,703	-	-	-	-	158,458
Production costs	22,590	31,488	-	-	-	-	54,078
Depreciation & depletion	5,592	12,657	-	-	-	-	18,249
Net income (loss)	12,785	37,787	-	-	-	(15,109)	35,463
Capital expenditures	18,522	35,046	-	10,280	6,850	1,403	72,101

The Company’s mining interests are located in the following geographical locations

	As at	As at
	September 30,	December 31,
	2012	2011
	$	$

Mining interests
Nicaragua	262,858	205,562
Namibia	111,691	102,804
Colombia	117,774	94,803
Costa Rica	2,599	3,071
Uruguay	7,502	5,565
Canada	677	732

	503,101	412,537

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2012
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

13	Subsequent event

Subsequent to September 30, 2011, approximately 0.5 million stock options were exercised for gross proceeds of approximately $1.1 million.

B2GOLD CORP.

MINING INTERESTS SCHEDULE (NOTE 14)
For the nine months ended September 30, 2012
(all tabular amounts are in thousands of United States dollars)

	Cost					Accumulated depreciation				Net carrying value
	Opening			Cumulative	Closing	Opening			Closing
	balance at		Disposals/	translation	balance at	balance at		Disposals/	balance at	As at	As at
	Dec. 31, 2011	Additions	write-offs	adjustments	Sep. 30, 2012	Dec. 31, 2011	Depreciation	write-offs	Sep. 30, 2012	Sep. 30, 2012	Dec. 31, 2011
	$	$	$	$	$	$	$	$	$	$	$

Property, plant & equipment
				-
Libertad (including Jabali)	172,568	36,364	(312)		208,620	(28,773)	(15,905)	-	(44,678)	163,942	143,795
				-
Limon	72,229	20,761	-		92,990	(16,719)	(6,620)	-	(23,339)	69,651	55,510
				-
	244,797	57,125	(312)		301,610	(45,492)	(22,525)	-	(68,017)	233,593	199,305

Mineral properties “exploration & evaluation”

Otjikoto	102,804	12,789	-	(3,902)	111,691	-	-	-	-	111,691	102,804
				-
Mocoa	23,795	2,970	-		26,765	-	-	-	-	26,765	23,795
				-
Cebollati	5,565	1,937	-		7,502	-	-	-	-	7,502	5,565
				-
Trebol & Pavon	4,667	19,205	-		23,872	-	-	-	-	23,872	4,667
				-
Calibre	1,590	3,796	-		5,386	-	-	-	-	5,386	1,590
				-
Other	228	839	-		1,067	-	-	-	-	1,067	228

	138,649	41,536	-	(3,902)	176,283.	-	-	-	-	176,283	138,649

Corporate & other
				-
Bellavista	3,071		(472)		2,599	-	-	-	-	2,599	3,071
				-
Office, furniture & equipment	1,106	65	-		1,171	(374)	(120)	-	(494)	677	732
				-
	4,177	65	(472)		3,770	(374)	(120)	-	(494)	3,276	3,803

Investments (incorporated joint ventures)
				-
Gramalote	69,579	19,169	-		88,748	-	-	-	-	88,748	69,579
				-
Quebradona	1,201	-	-		1,201	-	-	-	-	1,201	1,201

	70,780	19,169	-	-	89,949	-	-	-	-	89,949	70,780

	458,403	117,895	(784)	(3,902)	571,612	(45,866)	(22,645)	-	(68,511)	503,101	412,537

B2GOLD CORP.

MINING INTERESTS SCHEDULE (NOTE 14)
For the year ended December 31, 2011
(all tabular amounts are in thousands of United States dollars)

	Cost				Accumulated depreciation				Net carrying value
	Opening			Closing	Opening			Closing
	balance at		Disposals/	balance at	balance at		Disposals/	balance at	As at	As at
	Dec. 31, 2010	Additions	write-offs	Dec. 31, 2011	Dec. 31, 2010	Depreciation	write-offs	Dec. 31, 2011	Dec. 31, 2011	Dec. 31, 2010
	$	$	$	$	$	$	$	$	$	$
Property, plant & equipment
Libertad (including Jabali)	124,812	47,756	-	172,568	(9,657)	(19,116)	-	(28,773)	143,795	115,155
Limon	41,657	31,000	(428)	72,229	(9,207)	(7,583)	71	(16,719)	55,510	32,450

	166,469	78,756	(428)	244,797	(18,864)	(26,699)	71	(45,492)	199,305	147,605

Mineral properties “exploration & evaluation”
Otjikoto	-	102,804	-	102,804	-	-	-	-	102,804	-
Mocoa	23,359	436	-	23,795	-	-	-	-	23,795	23,359
Cebollati	1,070	4,495	-	5,565	-	-	-	-	5,565	1,070
Radius	1,758	2,909	-	4,667	-	-	-	-	4,667	1,758
Calibre	238	1,352	-	1,590	-	-	-	-	1,590	238
Other	-	228	-	228	-	-	-	-	228

	26,425	112,224	-	138,649	-	-	-	-	138,649	26,425

Corporate & other
Bellavista	2,841	230	-	3,071	-	-	-	-	3,071	2,841
Office, furniture & equipment	285	821	-	1,106	(269)	(105)	-	(374)	732	16

	3,126	1,051	-	4,177	(269)	(105)	-	(374)	3,803	2,857

Investments (incorporated joint ventures)
Gramalote	54,648	14,931	-	69,579	-	-	-	-	69,579	54,648
Quebradona	1,000	201	-	1,201	-	-	-	-	1,201	1,000

	55,648	15,132	-	70,780	-	-	-	-	70,780	55,648

	251,668	207,163	(428)	458,403	(19,133)	(26,804)	71	(45,866)	412,537	232,535